UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number: 001-40590

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notiﬁcation relates to a portion of the filing checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

F45 Training Holdings Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

3601 South Congress Avenue, Building E

(Address of Principal Executive Office (Street and Number))

Austin, Texas 78704

(City, State, and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

F45 Training Holdings Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2023 (the “Quarterly Report”) within the time period prescribed, as its focus is on the preparation, finalization and audit and review of the Company’s financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Annual Report”). The delay in filing the 2022 Annual Report is a consequence of the time required by the Company and its independent registered public accounting firm to complete certain items with respect to its financial statement preparation and review processes, including management’s assessment of the effectiveness of the Company’s internal controls over financial reporting for the year covered by the 2022 Annual Report. In addition, previously disclosed transitions in the Company’s executive leadership team, including the recent appointment of its Interim Chief Financial Officer and new Chief Executive Officer, have contributed to the delay in filing the 2022 10-K. The Company does not expect to file the Quarterly Report on or before the expiration of the five calendar day extension period provided in Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The Company plans to file the Quarterly Report as soon as practicable following the completion of the 2022 Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the beliefs and expectations of the Company’s management relating to the timing of the filing of the 2022 Annual Report and the Quarterly Report, its results of operations for the fiscal year ended December 31, 2022 and the quarter ended March 31, 2023, and the results of the Company’s ongoing assessment of the effectiveness its internal controls over financial reporting. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include the time and effort required to complete its delinquent financial statements and prepare the related 2022 Annual Report and the Quarterly Report; the timing of completion of necessary interim reviews and audits by the Company’s independent registered public accounting firm; the possibility that the ongoing review of its results of operations and internal controls over financing reporting may identify additional errors or control deficiencies in the Company’s accounting practices; and risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address the financial reporting matters. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

1.Name and telephone number of person to contact in regard to this notiﬁcation:

Patrick Grosso	(737)	787-1955
(Name)	(Area Code)	(Telephone Number)

2.Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on 10-K for the Fiscal Year Ended December 31, 2022

3.Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations to be included in the Quarterly Report will reflect significant changes in results of operations from the prior year. Based on currently available information, these changes in results of operations will be the result of, among other things, increases in allowances for doubtful accounts and provisions for bad debts and impairment charges associated with certain assets previously acquired by the Company. The Company is unable to provide reasonable estimates regarding the changes in results of operations because the Company and the Company’s independent registered public accounting firm require time to complete certain items with respect to its financial statement preparation and review processes.

F45 Training Holdings Inc.
(Name of Registrant as Speciﬁed in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2023	By:	/s/ Robert Madore
	Name:	Robert Madore
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).